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                                                                 EXHIBIT (a)(11)

PRESS RELEASE




            Boston, Mass., September 29, 1997 -- GRR Merger Corp. announced that it has waived from 90% to 66 2/3% the minimum condition to its offer to purchase all outstanding shares of common stock of Ground Round Restaurants, Inc. (Nasdaq
NMS: GRXR), and will now, subject to the other terms and conditions of the offer, purchase all shares validly tendered and not withdrawn by the expiration date of the offer if such shares, together with the 554,900 shares owned by its parent, GRR Holdings LLC, represent at least 66 2/3% of the outstanding shares. As a result of such waiver, if shares representing, together with the shares held by GRR Holdings, less than 90% of the outstanding shares are purchased, and GRR Merger Corp. does not otherwise acquire sufficient shares to consummate the merger of GRR Merger Corp. into Ground Round without a stockholder vote pursuant to the "short form" merger provisions of applicable New York law, then GRR Holdings and GRR Merger Corp. will have the ability to approve the merger upon a vote of shareholders, after the filing and distribution of a proxy statement under applicable law, without the affirmative vote of any other shareholders of Ground Round.

            In connection with the above waiver of the minimum condition to 66 2/3%, GRR Merger Corp. announced that Ground Round's lenders had agreed to extend their waiver of compliance with certain covenants pursuant to their current standstill agreement under the existing credit agreement with Ground Round to the earlier of December 31, 1997, or consummation of the merger contingent upon the
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consummation of the tender offer and the investment by GRR Holdings LLC in $7.5 million of subordinated debt of Ground Round's operating subsidiary, The Ground Round, Inc..

            GRR Merger Corp. also announced that the waiting period applicable to the tender offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1979 had terminated on September 27th, and that it had received the approvals required to be obtained prior to consummation of the tender offer from the relevant alcoholic beverage authorities in Connecticut, Kentucky, and Missouri.

            The Purchaser is seeking to enter into satisfactory arrangements with the applicable authorities in Massachusetts to allow liquor licenses held by Ground Round, the transfer of which is subject to approvals by such authorities, to continue in full force and effect following consummation of the offer and the merger pending receipt of such approvals, and is
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awaiting action by the Massachusetts legislature with respect to pending legislation to resolve issues existing under the Massachusetts tied-house statute. If such arrangements are completed, and such legislation enacted prior to the close of business on October 3, 1997, GRR Merger Corp. expects that the conditions to its tender offer with respect to liquor license approvals and non-applicability of tied-house statutes will be satisfied at the expiration of the offer, currently scheduled for 12 midnight, New York City time, on Friday, October 3rd.